File No. 70-9729


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM U-1
                         -------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
               (Name of company or companies filing this statement
                   and address of principal executive office)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                 A. A. Pena, Senior Vice President and Treasurer
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215

                         Susan Tomasky, General Counsel
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                   (Names and addresses of agents for service)



ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

      American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") hereby amends and restates Post-Effective Amendment No. 1 in File No. 70-9729 to increase the aggregate amount of securities which may be issued thereunder and to issue equity securities in the form of common stock.

                          Summary of Existing Authority

            By order dated April 20, 2001 (HCAR No. 27382), the Commission authorized AEP to organize and acquire all of the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions through June 30, 2004, involving the issuance and sale of up to $1.5 billion unsecured (cash proceeds to AEP) in any combination of preferred securities, debt securities, interest rate hedges, anticipatory hedges, stock purchase contracts and stock purchase units, as well as stock issuable under the stock purchase contracts and stock purchase units. AEP has issued $1.25 billion debt under this Order. The Commission further authorized AEP to effect directly such financing transactions involving preferred securities, debt securities, stock purchase contracts or stock purchase units. By supplemental order dated May 29, 2001 (HCAR No. 27408) the Commission released jurisdiction and authorized the use of proceeds of the financings authorized in HCAR No. 27382 for investment in Exempt Wholesale Generators and Foreign Utility Companies.

                        Request For Additional Authority

            Subject to all the limitations and conditions of this file, AEP seeks to increase the aggregate amount of securities which may be issued from $1.5 billion (cash proceeds to AEP) to $4.0 billion (cash proceeds to AEP) and, in addition to the securities AEP is authorized to issue per this file, AEP seeks to issue and sell its common stock (other than as a component or in satisfaction of a Stock Purchase Contract or Stock Purchase Unit) ("Direct Sales") (i) through solicitations of proposals from underwriters or dealers;
(ii) through negotiated transactions with underwriters or dealers; (iii) directly to a limited number of purchasers or to a single purchaser; and/or (iv) through agents. The price applicable to shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions. AEP is authorized under its restated articles of incorporation to issue 600,000,000 shares of common stock ($6.50 par value), of which 322,024,714 were issued and outstanding as of February 1, 2001. As of March 31, 2001, AEP's consolidated capitalization consisted of 63.2% indebtedness, 0.7% preferred stock, 1.4% mandatorily redeemable preferred securities and 34.7% common equity.

      For purposes of determining compliance with the financing limitation set out herein, with respect to Direct Sales Stock Purchase Contracts and/or Stock Purchase Units, cash proceeds to AEP at time of issuance shall count against the financing limitation.

                                 Amendments to Existing Language

      1.    By amending and restating the first paragraph of Item 1 as follows:

      American Electric Power Company, Inc. ("AEP") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). AEP proposes to organize and acquire all of the common stock or other equity interests of one or more subsidiaries (collectively, the "Financing Subsidiary") for the purpose of effecting various financing transactions from time to time through June 30, 2004 involving the issuance and sale of up to an aggregate of $4.0 billion (cash proceeds to AEP) in any combination of Common Stock, Preferred Securities, Debt Securities, Stock Purchase Contracts and Stock Purchase Units, as well as its common stock issuable pursuant to such Stock Purchase Contracts and Stock Purchase Units, all as described herein. AEP further proposes that it may effect directly (i.e., without the Financing Subsidiary) any such transaction involving Common Stock, Preferred Securities, Debt Securities, Stock Purchase Contracts or Stock Purchase Units as described herein, provided that AEP shall not issue any secured indebtedness. No Finance Subsidiary or Special Purpose Subsidiary, as defined below, shall acquire or dispose of, directly or indirectly, any interest in any Utility Asset, as that term is defined under the Act. Additionally, AEP's forecasted cash flow analysis and capitalization forecast for the next two years (attached hereto as Exhibit
C), which forecasts assume the issuance of $1 billion of common stock out of the $2.75 billion total remaining financing authority requested herein, indicate that it is expected that AEP's common equity will remain above 30% of its consolidated capitalization for each time period set forth in Exhibit C.

      2.    By amending and restating Paragraph 1.13 as follows:

      1.13 It is proposed that AEP or the Financing Subsidiary may issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from AEP and/or AEP to sell to the holders, a specified number of shares or aggregate offering price of AEP common stock at a future date. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of AEP and/or debt obligations of nonaffiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of AEP under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

      3.    By amending and restating Paragraph 1.15 as follows:

      1.15 In addition, AEP requests authorization for it and/or the Financing Subsidiary to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"); (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. AEP and/or the Financing Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. AEP may decide to lock in interest rates and/or limit its exposure to interest rate increases. AEP represents that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted accounting principles. AEP will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.1


ITEM 2.  FEES, COMMISSIONS AND EXPENSES

      The fees and expenses in connection with the proposed transactions (other than those described in Item 1 hereof and other than underwriting discounts and commissions) are estimated not to exceed $8 million. Underwriting discounts and commissions will not exceed 7% of the amount of the securities issued. The prospectus supplement relating to each offering will reflect the actual expenses based upon the amount of the related offering.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      The requested increase in financing authority is subject to Sections 6 and 7 of the Act and Rule 54 thereunder.

      Rule 54 provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.

      AEP consummated the merger with Central and South West Corporation on June 15, 2000 pursuant to an order issued June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a) and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.

      Rule 53(a)(1) At June 30, 2001, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.315 billion, or about 40.6% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2001 ($3.242 billion).

      Rule 53(a)(2) Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).

      Rule 53(a)(3) No more than 2% of the employees of the electric utility subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.

      Rule 53(a)(4) AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility subsidiaries.

      Rule 53(b) (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four quarters ended June 30, 2001 ($3,242,159,000) represented a decrease of approximately $302,490,000 (or 8.5%) in the average consolidated retained earnings from the four quarters ended June 30, 2000 ($3,544,649,000); and (iii) for the fiscal year ended December 31, 2000, AEP did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs.

      AEP's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to AEP's investments in EWGs and FUCOs has not had an adverse impact on AEP's financial integrity.


ITEM 4.  REGULATORY APPROVAL

      No State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) has jurisdiction over the proposed transaction.


ITEM 5.  PROCEDURE

      It is requested that the Commission issue its order on or before August 15, 2001. Applicant hereby (i) waives a recommended decision by a hearing officer; (ii) waive a recommended decision by any other responsible officer or the Commission; (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision; and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      The following are financial statements and exhibits filed as a part of this application.

      (a)   Exhibits

            C Cash flow analysis and capitalization forecast with a request for confidential treatment (previously filed)

            F     Opinion of Counsel (to be filed by amendment)

            G     Draft Notice (previously filed)

      (b)   Financial Statements

      Consolidated balance sheet of AEP at June 30, 2001. (Designated in AEP's Form 10-Q for the period ended June 30, 2001, File No. 1-3525.)

      Statements of income and cash flows of AEP at June 30, 2001. (Designated in AEP's Form 10-Q for the period ended June 30, 2001, File No. 1-3525.)


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves. No federal agency has prepared or, to AEP's knowledge, is preparing an EIS with respect to the proposed transaction.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                           AMERICAN ELECTRIC POWER COMPANY, INC.


                          By: /s/ Geoffrey S. Chatas__
                                  Geoffrey S. Chatas
                                  Assistant Treasurer


Dated:  August 22, 2001




1 The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See Entergy Corporation, HCAR No. 27371 (April 3, 2001); New Century Energies, Inc., et al., HCAR No. 27000 (April 7, 1999); and Ameren Corp., et al., HCAR No. 27053 (July 23, 1999).